

September 1, 2010

Mr. Ciaran Murray
Chief Financial Officer
ICON public limited company
South County Business Park
Leopardstown, Dublin 18, Ireland

> **Re:** **ICON public limited company**
> **Form 20-F for the Year Ended December 31, 2009**
> **Filed on March 30, 2010**
> **File No. 333-08704**

Dear Mr. Murray:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 10. Additional Information, page 47
Material Contracts, page 48

1. Please revise your disclosure to summarize each of your material leases, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from the company. See Item 10.C of Form 20-F.

Consolidated Financial Statements
General

2. It is apparent from your 2009 Annual Report on your website that you submit information to your shareholders in Ireland under IFRS. In the future, please furnish all information required to be disclosed to shareholders in Ireland on Form 6-K as required by General Instruction B to Form 6-K. Otherwise, please explain to us why such information is not required to be furnished and reference for us the authoritative guidance you rely upon to support your position.

(r) Research and development credits, page 71

3. Please revise your disclosure to clarify why the research and development services you perform as a contract research organization result in tax credits to you instead of your clients who sponsor the research. Please clarify which tax jurisdictions permit you to recognize benefits for research and development sponsored by others.

(u) Share-based Compensation, page 72

4. On page 46, you indicate that your American Depositary Shares trade on the NASDAQ National Market. You also have a secondary listing on the Official List of the Irish Stock Exchange. It appears from your disclosure on page 18 that you have employees in Asia, Europe and the Americas and from your Segment note 17, that a significant amount of your revenues are generated outside Ireland or the US. Please explain to us and disclose whether you grant share-based awards to employees outside Ireland or the US. If so, please explain to us whether the exercise prices are denominated in currencies other than the U.S. dollar and whether you account for these awards as liabilities under ASC 718-10-25-13 and ASC 718-10-25-14. Otherwise, please explain to us how you account for these awards and reference the authoritative literature you rely upon to support your accounting.

17. Business Segment Information, page 94

5. You disclose that during 2009 you determined that your clinical research and central laboratory businesses operate in the same clinical research market, have similar customer profile, are subject to the same regulatory environment, support the development of new clinical therapies and are so economically similar that, reporting their results on an aggregated basis would be more useful to users of your financial statements. Please demonstrate to us that your operating segments meet the aggregation criteria in ASC 280-10-50-11. In your response, please specifically explain how these segments have similar economic characteristics when based on the information in your 2008 Form 20-F, your segment income as a percentage of segment net revenue for the central laboratory segment was 4.9%, 6.9% and 7.8% for 2006, 2007 and 2008, respectively, while the same ratios for the clinical research segment were 11.1%, 11.3% and 11.8%, respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Abero Gomez, Staff Attorney, at (202) 551-3578 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant